

Mail Stop 3233

November 13, 2015

Via e-mail
William Trench
Chief Financial Officer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, Ontario L9G 3P2

      Re: Central GoldTrust
              Form 40-F for the Year Ended December 31, 2014
              Filed February 11, 2015
              File No. 1-32934

Dear Mr. Trench:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jennifer Monick

                                Jennifer Monick
                                Assistant Chief Accountant
                                Office of Real Estate
                                & Commodities